Exhibit 99.1

Perion Network Exceeds Previously Issued Guidance; Expects
2019 Adjusted EBITDA to Reach at Least $30 Million

Company Schedules Fourth Quarter and Annual 2019 Earnings
Release and Conference Call for February 12, 2020

TEL AVIV, Israel & NEW YORK January 6, 2020-- Perion Network Ltd. (NASDAQ: PERI), a global technology company that delivers Synchronized Digital Branding solutions across the three main pillars of digital advertising - Ad Search, Social media and Display / Video, announced today that based on preliminary and unaudited results, management expects Perion’s adjusted EBITDA for 2019 to exceed guidance of $25 to $27 million and reach at least $30 million. This improvement is the result of higher revenues than internally expected.

The Company will release its fourth quarter and full-year 2019 financial results on Wednesday, February 12, 2020 before the Nasdaq market open.

Perion management will host a conference call to discuss the results at 8:30 a.m. ET that day.

Call details:

•	Conference ID: 8170302

•	Dial-in number from within the United States: 1-800-289-0438

•	Dial-in number from Israel: 1809 212 883

•	Dial-in number (other international): 1-323-794-2423

•	Playback available until February 19, 2020 by calling 1-844-512-2921 (United States) or 1-412-317-6671 (international). Please use PIN code 8170302 for the replay.

•	Link to the live and archived webcast accessible at https://www.perion.com/ir-info/

About Perion Network Ltd.

Perion is a global technology company that delivers advertising solutions to brands and publishers. Perion is committed to providing data-driven execution, from high-impact ad formats to branded search and a unified social and mobile programmatic platform. More information about Perion may be found at www.perion.com.

Forward Looking Statements:
This press release contains historical information and forward-looking statements within the meaning of The Private Securities Litigation Reform Act of 1995 with respect to the business, financial condition and results of operations of Perion. The words “will”, “believe,” “expect,” “intend,” “plan,” “should” and similar expressions are intended to identify forward-looking statements. Such statements reflect the current views, assumptions and expectations of Perion with respect to future events and are subject to risks and uncertainties. Many factors could cause the actual results, performance or achievements of Perion to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, or financial information, including, among others, the failure to realize the anticipated benefits of companies and businesses we acquired and may acquire in the future, risks entailed in integrating the companies and businesses we acquire, including employee retention and customer acceptance; the risk that such transactions will divert management and other resources from the ongoing operations of the business or otherwise disrupt the conduct of those businesses, potential litigation associated with such transactions, and general risks associated with the business of Perion including intense and frequent changes in the markets in which the businesses operate and in general economic and business conditions, loss of key customers, unpredictable sales cycles, competitive pressures, market acceptance of new products, inability to meet efficiency and cost reduction objectives, changes in business strategy and various other factors, whether referenced or not referenced in this press release. Various other risks and uncertainties may affect Perion and its results of operations, as described in reports filed by the Company with the Securities and Exchange Commission from time to time, including its annual report on Form 20-F for the year ended December 31, 2018 filed with the SEC on March 19, 2019. Perion does not assume any obligation to update these forward-looking statements.

Contact Information:

Perion Network Ltd.
Investor relations
Rami Rozen
+972 52 5694441
ramir@perion.com
Source: Perion Network Ltd.